UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2001

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

American Spectrum Realty, Inc.
Full Name of Registrant

Former Name if Applicable N/A

7700 Irvine Center Drive, Suite 555
Address of Principal Executive Office (Street and Number)

Irvine, California 92618
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(ATTACH EXTRA SHEETS IF NEEDED)

SEC 1344 (6/94)

As previously reported on Form 8-K's dated Febuary 27, 2002 and Febuary 15, 2002, the Registrant changed its auditors from Aurthur Andersen LLP to BDO Seidman, LLP for the year ended December 31, 2001. As a result of the change in auditors, and the resulting additional time needed for the Registrant to complete its financial statements, the Annual Report on Form 10-K could not be filed within the prescribed time period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Anthony Eppolito	(713)	706-6277
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 19, 2001, the Registrant was the legal acquirer and registrant in a consolidation transaction (the "Consolidation").   Pursuant to the Consolidation, subsidiaries of the Registrant merged with eight public limited partnerships, acquired the assets and liabilities of two private entities managed by CGS Real Estate Company, Inc. ("CGS") and its affiliates and acquired certain assets and liabilities of CGS and its majority-owned affiliates.   All entities in the Consolidation were created to own and/or operate income-producing properties.    A total of 34 properties were acquired as a result of the Consolidation.   The accounting acquirer in the Consolidation was Sierra Pacific Pension Investors '84 ("SPPI84"), one of the eight public limited partnerships. SPPI84 owned one property and had an interest in 3 other properties. Pursuant to the Consolidation, partners of the public partnerships received shares in the Registrant or promissory notes in exchange for their partnership units and owners of existing related entities exchanged ownership interests in real estate shares in the Registrant or units in the Operating Partnership, an entity formed for this purpose and initially wholly owned by the Registrant. Prior to October 19, 2001, the Registrant was a wholly owned subsidiary of CGS.

The Registrant recorded a net loss of $2,038,000 for the year ended December 31, 2001.   The net loss for the year ended December 31, 2001 reflects the operating results of SPPI84 through October 19, 2001 and the acquired entities for October 20, 2001 through December 31, 2001. SPPI84 recorded net income of $325,000 for the year ended December 31, 2000.   Net income for the year ended December 31, 2000 solely reflects the operating results of SPPI84 and accordingly is not comparable.

American Spectrum Realty, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2002	By:	/s/ Particia A. Nooney
Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 u.s.c. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).